DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

August 27, 2013	OUR FILE NO. 378173-000005

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 CFR 200.83

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs

Re:	Globant S.A. Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 16, 2013 CIK No. 0001557860

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Company’s Draft Registration Statement on Form F-1, confidentially submitted on July 16, 2013 (the “Registration Statement”), as set forth in your letter dated August 2, 2013 addressed to Martin Migoya, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing, via the EDGAR system, a revised version of the Registration Statement (“Amendment No. 4”), which includes changes that reflect responses to the Staff’s comments, and this response letter.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

United States Securities and Exchange Commission

August 27, 2013

In addition to responding to the Comment Letter, the Company respectfully brings to the Staff’s attention that it has included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2013 in Amendment No. 4.

Results of Operations

2012 Compared to 2011

Income Tax Gain (Expense), page 61

1.	We note your revised disclosure in response to prior comment 3. It is unclear how your disclosure discusses the significant reconciling items between the statutory tax rate and your effective tax rate. In this regard, we note that you do not discuss the significant reconciling items in your table on page F-29. For example, the Argentine Software Promotion Law, the effect of different tax rates of foreign subsidiaries, and the tax loss carry forward not recognized. In addition, your current disclosure identifies that the increase in income tax expense for the period is primarily explained by the impact of your Spanish subsidiary’s results. Please explain the nature of these results. That is, we note your response to our prior comment 58 in your response letter dated January 14, 2013, that there are no revenues in Spain.

RESPONSE: The Company acknowledges the Staff’s comments and has revised its disclosure on page 67 of Amendment No. 4.

Underwriting, page 143

2.	We note that LOYAL3 Securities, Inc. is not listed in the Initial Purchasers table at the top of page 143; however, it is included among the underwriters on the Prospectus Cover Page. Please explain to us the reason for this apparent discrepancy.

RESPONSE: The Company acknowledges the Staff’s comments and has revised its disclosure on the Underwriters table on page 153 to list LOYAL3 Securities, Inc.

3.	Refer to the table at the bottom of page 143. Please tell us whether underwriting discounts and commissions will be paid to LOYAL3 and included in this table. Alternatively, disclose the manner and amount of consideration to be paid to LOYAL3.

United States Securities and Exchange Commission

August 27, 2013

RESPONSE: The Company respectfully informs the Staff that LOYAL 3 will not be compensated separately from the underwriting discounts and commissions, which will be set forth in the table at the bottom of page 153 of Amendment No. 4, including those payable to LOYAL3.

4.	In the fourth full paragraph on page 145, you disclose that 1% of the common shares to be sold by you in this offering will be offered through LOYAL3. Please explain to us how the underwriters will reserve those shares and allocate them for sale through the LOYAL3 platform. In addition, tell us whether LOYAL3 will be a party to the underwriting agreement in exhibit 1.1 or a separate agreement with Globant and what consideration you gave to filing such an agreement.

RESPONSE: The Company respectfully informs the Staff that since LOYAL3 will be acting as an underwriter in the offering, the Company understands that the common shares to be sold through the LOYAL3 platform will be allocated by the underwriters as part of the book-building process. In addition, the Company wishes to inform the Staff that LOYAL3 Securities, Inc. will be a party to the underwriting agreement on the same basis as the other co-managers of the offering.

Notes to the Consolidated Financial Statements

Note 22 – Employee Benefits

22.3– Fair value of stock options granted, page F-41

5.	We have reviewed your response to prior comment 6 and note that the stock price in your assumptions did not change as a result of a clerical error reflecting the reorganization process. Since this stock price can be revised to provide consistent assumptions disclosed in your calculation of the fair value of the stock options please revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-41 to reflect the correct stock price.

* * *

[Signature page immediately follows]

United States Securities and Exchange Commission

August 27, 2013

If you should have any questions concerning the foregoing matters or the enclosed documents, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:	Martin Migoya
Alejandro Scannapieco
S. Todd Crider
John Haley